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                             September 13, 2022

       Wei Li
       Chief Executive Officer
       DongFang City Holding Group Company Limited
       Level 15, Tower 2
       Etiqa Twins Tower, No. 11
       Jalan Pinang , Kuala Lumpur
       50450

                                                        Re: DongFang City
Holding Group Company Limited
                                                            Form 10-K for the
Fiscal Year Ended October 31, 2021
                                                            Filed January 28,
2022
                                                            File No. 000-56120

       Dear Dr. Li:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended October 31, 2021

       Item 9A. Controls and Procedures, page 9

   1. Please amend your filing to provide management's annual report on internal control over financial reporting.
Ensure you include a statement of management's responsibility for establishing and
maintaining adequate internal control over financial reporting for the registrant and a
statement identifying the framework used by management to evaluate the effectiveness of the
registrant's internal control over financial reporting. Also, include management's assessment
of the effectiveness of the registrant's internal control over financial reporting as
of the end of the registrant's most recent fiscal year, including a statement as to
whether or not internal control over financial reporting is effective.
                                                        Refer to Item 308(a) of
Regulation S-K.
 Wei Li
FirstName
DongFang LastNameWei    Li Company Limited
          City Holding Group
Comapany 13,
September NameDongFang
              2022        City Holding Group Company Limited
September
Page 2    13, 2022 Page 2
FirstName LastName



Item 10. Directors, Executive Officers and Corporate Governance, page 10

2. We note that your principal executive officer is a China National. Please provide specific and prominent disclosures about the legal and operational risks associated with having business in China, consistent with the guidance in our Sample Letter to China-Based
         Companies, which was posted to our website on December 20, 2021. You may view the
         Sample Letter at the following internet address:

         https://www.sec.gov/corpfin/sample-letter-china-based-companies

         Please position disclosures made in response to all applicable comments in the forepart of the periodic report, without regard to the sectional headings utilized in the Sample Letter and notwithstanding the exemption from risk factor disclosures for smaller reporting companies. However, a discussion of whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and how the Holding
Foreign
         Companies Accountable Act and related regulations may affect your company, should be provided adjacent to the cover page or in advance of the other disclosures.
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-2

3. Please amend your filing to include a revised audit report from your auditor to comply with all aspects of PCAOB Auditing Standard 3101, including the following:
             The use of section titles;
             Identification of the dates of, or period covered by, each financial statement and related schedule, if applicable;
             A statement indicating that the financial statements, including the related notes and any related schedule(s), identified and collectively referred to in the report as the financial statements, were audited; and
             A statement that the audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error of fraud.
General

4. We note that your company is currently delinquent with respect to its reporting obligations under the Securities Exchange Act of 1934. In this regard, please file your quarterly reports on Form 10-Q for the quarters ended January 31, 2022 and April 30, 2022 as soon as possible.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Wei Li
DongFang City Holding Group Company Limited
September 13, 2022
Page 3

        You may contact Isaac Esquivel at (202) 551-3395 or Shannon Menjivar at
(202) 551-
3856 if you have any questions.



FirstName LastNameWei Li                         Sincerely,
Comapany NameDongFang City Holding Group Company Limited
                                                 Division of Corporation
Finance
September 13, 2022 Page 3                        Office of Real Estate &
Construction
FirstName LastName